Exhibit 99.1

HEXO Corp. Condensed Interim Consolidated Financial Statements For the three and six months ended January 31, 2022 and 2021

Condensed Interim Consolidated Statements of Financial Position	3

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss	4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Condensed Interim Consolidated Statements of Cash Flows	6

Notes to the Condensed Interim Consolidated Financial Statements:

1. Description of the Business	7
2. Going Concern	7
3. Basis of Preparation	8
4. New Accounting Policies and Pronouncements	8
5. Restricted Funds	9
6. Cash Held in Escrow	9
7. Commodity Taxes Recoverable and Other Receivables	9
8. Inventory	9
9. Biological Assets	10
10. Investments in Associates & Joint Venture	11
11. Property, Plant and Equipment	12
12. Assets Held for Sale	13
13. Intangible Assets	13
14. Business Acquisitions	14
15. Goodwill	17
16. Warrant Liabilities	18
17. Convertible Debentures	19
18. Senior Secured Convertible Note	20
19. Lease Liabilities	22
20. Senior Notes Payable	22
21. Share Capital	23
22. Common Share Purchase Warrants	24
23. Share-based Compensation	25
24. Net Loss per Share	26
25. Financial Instruments	26
26. Operating Expenses by Nature	28
27. Other Income and Losses	29
28. Related Party Disclosure	29
29. Capital Management	30
30. Commitments and Contingencies	30
31. Fair Value of Financial Instruments	32
32. Non-Controlling Interest	32
33. Revenue from Sale of Goods	33
34. Segmented Information	33
35. Operating Cash Flow	34
36. Income Taxes	34
37. Subsequent Events	35

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of Canadian Dollars)

As at	Note	January 31, 2022		July 31, 2021
Assets		$		$
Current assets
Cash and cash equivalents			37,726		67,462
Restricted funds	5		134,250		132,246
Cash held in escrow	6		—		285,779
Trade receivables			49,295		37,421
Commodity taxes recoverable and other receivables	7		7,077		13,549
Income tax recoverable			4,103		—
Prepaid expenses			11,912		7,490
Inventory	8		135,808		135,327
Biological assets	9		19,985		14,284
Assets held for sale	12		13,404		—

			413,560		693,558

Non-current assets
Property, plant and equipment	11		397,093		393,902
Intangible assets	13		97,492		50,608
Investment in associates and joint venture	10		51,848		74,679
Lease receivable			4,420		4,453
Long-term investments			645		2,492
Prepaid expenses			8,922		3,922
Goodwill	15		—		88,189

Total assets			973,980		1,311,803

Liabilities
Current liabilities
Accounts payable and accrued liabilities			59,231		63,557
Excise taxes payable			4,497		6,591
Warrant liabilities	16		5,654		5,733
Lease liability	19		1,681		1,730
Senior notes payable	20		50,172		50,159
Convertible debentures – current	17		35,576		3,406
Senior secured convertible note	18		267,452		367,699
Onerous contract			4,763		4,763

			429,026		503,638

Non-current liabilities
Lease liability	19		42,377		42,155
Convertible debentures	17		—		33,089
Deferred income tax liability			35,627		136
Other long-term liabilities			1,076		520

Total liabilities			508,106		579,538

Shareholders’ equity
Share capital	21		1,800,486		1,267,967
Share-based payment reserve	23		69,818		69,750
Warrant reserve	22		82,461		124,112
Contributed surplus			89,235		41,290
Accumulated deficit			(1,596,455)		(773,993)
Accumulated other comprehensive income			22,148		1,152

Total equity attributable to shareholders of HEXO Corp.			467,693		730,278
Non-controlling interest	32		(1,819)		1,987

Total shareholders’ equity			465,874		732,265

Total liabilities and shareholders’ equity			973,980		1,311,803

Going Concern (Note 2)
Commitments and contingencies (Note 30)
Subsequent events (Note 37)

Approved by the Board of Directors

/s/ Helene Fortin, Director

/s/ Rose Marie Gage, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Unaudited, expressed in thousands of Canadian Dollars, except per share data)

		For the three months ended		For the six months ended
	Note	January 31, 2022	January 31, 2021	January 31, 2022	January 31, 2021
Revenue from sale of goods	33	72,014	45,678	141,511	86,977
Excise taxes		(19,251)	(12,851)	(38,786)	(24,738)

Net revenue from sale of goods		52,763	32,827	102,725	62,239
Ancillary revenue		—	53	225	108

Net revenue		52,763	32,880	102,950	62,347
Cost of goods sold	8	61,302	21,566	144,285	39,111

Gross profit/(loss) before fair value adjustments		(8,539)	11,314	(41,335)	23,236
Fair value component in inventory sold	8	9,966	6,387	22,726	11,193
Unrealized gain on changes in fair value of biological assets	9	(15,945)	(13,657)	(29,526)	(24,753)

Gross profit/(loss)		(2,560)	18,584	(34,535)	36,796
Operating expenses
Selling, general and administrative	26	22,550	12,299	45,036	24,215
Marketing and promotion		6,369	2,149	12,592	4,231
Share-based compensation		4,017	5,259	7,841	8,189
Research and development		1,478	1,136	2,445	2,172
Depreciation of property, plant and equipment	11	1,140	1,679	3,196	2,757
Amortization of intangible assets	13	6,895	342	15,053	672
Restructuring costs		4,524	860	8,513	1,385
Impairment of property, plant and equipment	11	100,130	61	123,933	865
Impairment of intangible assets	13	140,839	—	140,839	—
Impairment of goodwill	15	375,039	—	375,039	—
Impairment of investment in associate	10	—	—	26,925	—
Disposal of long-lived assets		—	1,294	—	1,294
Loss on disposal of property, plant and equipment		(254)	(14)	74	64
Acquisition, integration and transaction costs		4,569	436	28,945	436

		667,296	25,501	790,431	46,280

Loss from operations		(669,856)	(6,917)	(824,966)	(9,484)
Interest income (expense), net	27	(5,058)	(2,472)	(9,588)	(4,363)
Non-operating income (expense), net	27	(61,190)	(11,450)	(18,977)	(11,190)

Loss before tax		(736,104)	(20,839)	(853,531)	(25,037)
Current and deferred tax recovery		25,218	—	25,373	—

Net loss		(710,886)	(20,839)	(828,158)	(25,037)

Other comprehensive income
Foreign currency translation		(49)	—	39	—
Gain on fair value due to changes in credit spread, net of tax	18	20,681	—	20,957	—

Net loss and comprehensive loss		(690,254)	(20,839)	(807,162)	(25,037)

Comprehensive loss attributable to:
Shareholders of HEXO Corp.		(689,224)	(20,839)	(801,466)	(25,037)
Non-controlling interest		(1,030)	—	(5,696)	—

		(690,254)	(20,839)	(807,162)	(25,037)

Net loss and comprehensive loss per share, basic and diluted		(1.94)	(0.17)	(2.66)	(0.21)

Weighted average number of outstanding shares
Basic and diluted	24	355,752,174	122,022,069	303,779,012	121,435,906

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in thousands of Canadian Dollars, except numbers of shares)

For the six months ended	Note	Number of common shares	Share capital	Share-based payment reserve	Warrant reserves	Contributed surplus	Accumulated OCI	Accumulated deficit	Total to HEXO Corp	Non- controlling interest	Total equity
			$	$	$	$	$	$	$	$	$
Balance at July 31, 2020		120,616,441	1,023,788	65,746	95,617	27,377	—	(659,231)	553,297	3,379	556,676
June 2020 at the market offering		244,875	—	—	—	—	—	—	—	—	—
Issuance fees		—	(192)	—	—	—	—	—	(192)	—	(192)
Exercise of stock options		21,541	180	(70)	—	—	—	—	110	—	110
Expiry of stock options		—	—	(7,860)	—	7,860	—	—	—	—	—
Exercise of warrants		1,396,437	7,260	—	(1,886)	—	—	—	5,374	—	5,374
Equity-settled share-based payments	23	—	—	7,170	—	—	—	—	7,170	—	7,170
Non-controlling interest		—	—	—	—	—	—	—	—	371	371
Net loss		—	—	—	—	—	—	(25,037)	(25,037)	—	(25,037)

Balance at January 31, 2021		122,279,294	1,031,036	64,986	93,731	35,237	—	(684,268)	540,722	3,750	544,472

Balance at July 31, 2021		152,645,946	1,267,967	69,750	124,112	41,290	1,152	(773,993)	730,278	1,987	732,265
At-the-Market program, net of costs	21	20,658,412	23,877	—	—	—	—	—	23,877	—	23,877
August 2021 public offering, net	21	49,080,024	135,645	—	—	—	—	—	135,645	—	135,645
Business acquisitions, net	14	75,073,121	230,232	18	769	—	—	—	231,019	—	231,019
Senior secured convertible note, net	18	84,301,840	140,534	—	—	—	—	—	140,534	—	140,534
Broker compensation	21	502,176	2,084	—	—	—	—	—	2,084	—	2,084
Exercise of stock options	23	17,024	147	(105)	—	—	—	—	42	—	42
Expiry of stock options		—	—	(7,415)	—	7,415	—	—	—	—	—
Expiry of warrants		—	—	—	(42,420)	42,420	—	—	—	—	—
Equity-settled share-based payments	23	—	—	7,570	—	—	—	—	7,570	—	7,570
Other comprehensive income		—	—	—	—	—	20,996	—	20,996	—	20,996
Non-controlling interest	32	—	—	—	—	(1,890)	—	—	(1,890)	1,890	—
Net loss		—	—	—	—	—	—	(822,462)	(822,462)	(5,696)	(828,158)

Balance at January 31, 2022		382,278,543	1,800,486	69,818	82,461	89,235	22,148	(1,596,455)	467,693	(1,819)	465,874

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of Canadian Dollars)

For the six months ended	Note	January 31, 2022		January 31, 2021
Operating activities		$		$
Loss before tax			(853,531)		(25,037)
Items not affecting cash or presented outside of operating activities	35		796,376		20,935
Changes in non-cash operating working capital items	35		(34,592)		(10,199)

Cash used in operating activities			(91,747)		(14,301)

Financing activities
Proceeds from public offering, net			198,777		883
Issuance fees			(250)		(192)
Proceeds from the exercise of warrants			—		5,374
Proceeds from the exercise of stock options	23		42		110
Repayments of debt			(6,754)		(1,750)
Interest paid on senior notes payable			(3,648)		(587)
Lease payments	19		(3,222)		(2,267)
Interest paid on convertible debentures	17		(1,606)		(1,606)
Cash-settlements of senior secured convertible note	18		(10,111)		—

Cash provided/(used in) financing activities			173,228		(35)

Investing activities
Proceeds from sale of interest in BCI	10		10,111		—
Cash outflows to restricted funds			—		(30,083)
Cash received from escrow	6		283,775		—
Cash payment on business acquisition, net of cash acquired	14		(381,157)		—
Proceeds from sale of property, plant and equipment			1,955		196
Acquisition of property, plant and equipment			(20,101)		(6,760)
Purchase of intangible assets			(3,939)		(860)
Investment in associates and joint ventures	10		(1,861)		(2,975)

Cash used in investing activities			(111,217)		(40,482)

Decrease in cash and cash equivalents			(29,736)		(54,818)
Cash and cash equivalents, beginning of period			67,462		184,173

Cash and cash equivalents, end of period			37,726		129,355

Supplemental cashflow information in Note 35.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2022 and 2021

(Unaudited, expressed in thousands of Canadian Dollars, except share amounts or where otherwise stated)

1. Description of the Business

HEXO Corp. (“HEXO” or the “Company”), is a publicly traded corporation, incorporated in Ontario, Canada. HEXO is licensed to produce and sell cannabis and cannabis products under the Cannabis Act. The head office is located at 120 Chemin de la Rive, Gatineau, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the National Association of Securities Dealers Automated Quotations (“Nasdaq”), both under the trading symbol “HEXO”. The Company was listed on the New York Stock Exchange up to August 24, 2021, at which time the Company transferred its US listing to the Nasdaq.

2. Going Concern

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which assumes that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they come due in the foreseeable future.

During the six months ended January 31, 2022, the Company reported a gross loss of $34,535, an operating loss of $824,966, cash outflows from operating activities of $91,747 and an accumulated deficit of $1,569,693. As at January 31, 2022, the Company was in breach of the requirement to achieve positive adjusted earnings before taxes, interests, taxes and depreciation (“Adjusted EBITDA”) for the three month period ended January 31, 2022 on the Senior Secured Convertible Note (the “Note”). This is deemed an event of default under the terms of the Note. Under the default terms, the Holder obtains the option to accelerate repayment of the Note at a value which is 115% of the principal amount outstanding. As a result, the fair value of the Note has been measured at its demand amount at January 31, 2022, calculated by reference to the accelerated default terms of the Note (Note 18).

On March 13, 2022, the Holder of the Note agreed to an irrevocable waiver of their rights in relation to the event of default (Note 18) until the earlier of May 17, 2022 or termination of the Proposed Transaction.

In recognition of these circumstances, on March 3, 2022, the Company’s board of directors approved a proposed strategic partnership agreement with Tilray Brands in which they will acquire 100% of the remaining US$211 million outstanding principal balance of the Note that was originally issued by HEXO (the “Proposed Transaction”) to HT Investments MA LLC (“HTI”) and restructure certain provisions of the Note. Among other provisions, the Optional Redemption Payments would be removed, the term extended to three years, and US$80 million in restricted cash released (Note 37).

Concurrent with the debt restructuring, the Company received a non-binding Letter of Intent for a $180 million equity backstop agreement which would provide the Company access to capital over a 36-month period in order to help ensure debt and interest repayments under the revised terms of the Note can be met (the “Standby Agreement”) (Note 37).

The Proposed Transaction and the Standby agreement are subject to a number of conditions. Despite the Company’s confidence in its ability to close the Transaction, there can be no assurance of its success in doing so.

As at January 31, 2022, the Company’s existing funds on hand would not be sufficient to fund all aspects of operations and/or the current cash obligations related to the Note. The Company is dependent on successfully closing the Proposed Transaction described above or finding alternative sources of financing. There can be no assurances that alternative financings will be available on terms that are acceptable to the Company.

These circumstances create material uncertainties that lend substantial doubt as to the ability of the Company, as at January 31, 2022, to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to successfully close the Transaction or secure additional financing. These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3. Basis of Preparation

Statement of Compliance

These condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with IFRS as issued by the IASB and IFRS Interpretations Committee (“IFRIC”). These interim consolidated financial statements do not contain all the disclosures required in annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the Company for the year ended July 31, 2021, prepared in accordance with IFRS as issued by the IASB.

The interim consolidated financial statements have been prepared using accounting policies consistent with those described in the annual consolidated financial statements for the year ended July 31, 2021.

These interim consolidated financial statements were approved and authorized for issue by the Board of Directors on March 17, 2022.

4. New Accounting Policies and Pronouncements

New Accounting Pronouncements Not Yet Effective

The following IFRS amendments have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment will apply retrospectively for the annual reporting period beginning August 1, 2022. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment will be effective for the annual period beginning August 1, 2023, and the Company has chosen not to early adopt the amendment. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment applies retrospectively for annual reporting periods beginning August 1, 2022 and the Company has chosen not to early adopt. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements.

Amendments to IAS 16: Property Plant and Equipment: Proceeds before intended use

The amendment clarifies the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendment prohibits a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that assets for its intended use. The company will recognize such sales proceeds and related costs in profit and loss. The amendment applies retrospectively for annual reporting period beginning August 1, 2022, and the Company has chosen not to early adopt. The Company is currently evaluating the potential impact of this amendment on the Company’s financial statements.

5. Restricted Funds

	January 31, 2022	July 31, 2021
	$	$
Letters of credit and collateral	2,502	2,552
Restricted cash under terms of the Senior Secured Convertible Note (Note 18)	101,752	99,696
Cash restricted in captive insurance subsidiary	29,996	29,998

Total	134,250	132,246

6. Cash Held in Escrow

On May 27, 2021, the Company issued US$360 million in a senior secured convertible note at a purchase price of US$327.6 million (Note 18). Under the senior secured convertible note agreement, US$229.32 million of the proceeds were immediately placed into an escrow account. On August 30, 2021 the Cash held in escrow was used, in full, towards funding the acquisition of all of the outstanding shares of the entities that carry on the business of Redecan (Note 14).

7. Commodity Taxes Recoverable and Other Receivables

	January 31, 2022	July 31, 2021
	$	$
Commodity taxes recoverable	6,962	56
Lease receivable – current[1]	115	107
Receivable on conversion of Inner Spirit Holdings Shares	—	2,698
Loan receivable[2]	—	5,000
Other receivables	—	5,688

Total	7,077	13,549

[1]	A related party capital lease receivable related to Truss Limited Partnership (Note 28).
[2]	A short term bridge loan issued to 48North who was acquired by the Company on September 1, 2021 (Note 14).

8. Inventory

	As at January 31, 2022
	Capitalized	Biological asset fair
	cost	value adjustment	Total
Dried cannabis	$66,498	$28,897	$95,395
Purchased dried cannabis	2,262	—	2,262
Extracts	19,733	2,510	22,243
Purchased extracts	1,571	—	1,571
Packaging and supplies	14,337	—	14,337

	$104,401	$31,407	$135,808

	As at July 31, 2021
	Capitalized	Biological asset fair
	cost	value adjustment	Total
Dried cannabis	$81,784	$24,257	$106,041
Purchased dried cannabis	1,754	—	1,754
Extracts	11,945	4,411	16,356
Purchased extracts	2,247	—	2,247
Packaging and supplies	8,929	—	8,929

	$106,659	$28,668	$135,327

The Company recognizes the costs (capitalized cost and biological asset fair value adjustment) of harvested cannabis inventory expensed in two separate lines on the consolidated statement of net loss: (i) Capitalized costs relating to inventory expensed and included in Cost of goods sold amounted to $41,064 and $86,257 for the three and six months ended January 31, 2022, respectively (January 31, 2021 – $21,192 and $40,280) (ii) The fair value component (biological asset fair value adjustments) of inventory sold on the consolidated statement of net loss was $15,945 and $29,526 for the three and six months ended January 31, 2022 respectively (January 31, 2021 – $6,387 and $11,193) and included a write down of inventory to its net realizable value of $1,547 and $9,136, respectively (January 31, 2021 – $nil and $nil, respectively). During the three and six months ended January 31, 2022, the Company recorded write-offs on inventory of $4,941 and $5,556, respectively (January 31, 2021 – $374 and $374, respectively) and wrote down inventory by $13,937 and $50,134 (January 31, 2021 – reversal of write offs of $nil and $1,543) to its net realizable value. A significant portion of the write down relates to the impairment of the Keystone Isolation Technology extraction capital project which was to utilize inventory in the commissioning phase (Note 11).

Total depreciation capitalized in inventory in the six months ended January 31, 2022 was $12,003 (January 31, 2021 – $7,300).

9. Biological Assets

The Company’s biological assets consist of cannabis plants throughout the growth cycle, from mother plants to plants in propagation, vegetative and flowering stages. The changes in the carrying value of biological assets are as follows:

	For the six months ended January 31, 2022	For the year ended July 31, 2021
	$	$
Balance, beginning of period	14,284	7,571
Acquired on business combination	8,352	8,892
Production costs capitalized	36,096	36,156
Net increase in fair value due to biological transformation and estimates	29,526	51,499
Harvested cannabis transferred to inventory	(65,187)	(89,834)
Disposal of biological assets	(3,086)	—

Balance, end of period	19,985	14,284

The valuation of biological assets is based on an income approach (Level 3) in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in-process biological assets (growing plants), the fair value at the point of harvest is adjusted based on the stage of growth at period-end. Harvested cannabis is transferred from biological assets at their fair value at harvest. During the six months ended January 31, 2022, the Company disposed of $3,086 (January 31, 2021 – $nil) of biological assets due to the closure of a cultivation facility as well as damaged plants due to a heating issue.

The inputs and assumptions used in determining the fair value of cannabis plants are as follows:

•	yield per plant;

•

stage of growth percentage, estimated as age of plant from date of harvest as a percentage of total days in an average growing cycle, as applied to the estimated total fair value per gram (less fulfillment costs) to arrive at an in-process fair value for estimated biological assets to be harvested;

•	selling price per gram;

•	post-harvest cost (cost to complete and cost to sell) per gram; and

•	destruction/wastage of plants during the harvesting and processing process.

The table below summarizes the significant inputs and assumptions used in the fair value model, their weighted average range of value and sensitivity analysis:

Significant inputs and assumptions	Input values		An increase or decrease of 5% applied to the unobservable input would result in a change to the fair value of approximately
	January 31, 2022	July 31, 2021	January 31, 2022	July 31, 2021
Weighted average selling price Derived from actual retail prices on a per product basis using the expected Flower and Trim yields per plant. Which is expected to approximate future selling prices and where applicable, considering strains.	$3.08 per dried gram	$3.05 per dried gram	$1,863	$746
Yield per plant Derived from historical harvest cycle results on a per strain basis, which is expected to be harvested from plants.	70 – 794 grams per plant	24-116 grams per plant	$870	$460
Post-harvest cost Derived from historical costs of production activities on a per product basis.	$0.54 - $1.35 per dried gram	$0.67-$0.84 per dried gram	$327	$636

10. Investments in Associates & Joint Venture

	For the six months ended January 31, 2022			For the year ended July 31, 2021
	Truss LP	Other	Total	Truss LP	Other	Total
	$	$	$	$	$	$
Balance, beginning of period	72,873	1,806	74,679	74,966	1,340	76,306
Capital contributions	7,225	2,671	9,896	4,250	783	5,033
Disposal	—	(984)	(984)	—	—	—
Share of net loss	(3,917)	(901)	(4,818)	(6,343)	(162)	(6,505)
Impairment loss	(26,925)	—	(26,925)	—	—	—
Foreign exchange loss through OCI	—	—	—	—	(155)	(155)

Balance, end of period	49,256	2,592	51,848	72,873	1,806	74,679

As at January 31, 2022, capital contributions of $8,035 (July 31, 2021 – $nil) to Truss LP and Truss USA were recorded in accounts payable and accrued liabilities.

Truss LP

The Truss LP was formed between the Company and Molson Coors Canada (the “Partner”) and is a standalone entity, incorporated in Canada, with its own board of directors and an independent management team. The Partner holds 57,500 common shares representing 57.5% controlling interest in Truss LP with the Company holding 42,500 common shares and representing the remaining 42.5%. Truss LP is a private limited partnership and its principal operating activities consist of pursuing opportunities to develop non-alcoholic, cannabis-infused beverages.

On October 31, 2021 the Company noted indicators of impairment related to the Truss LP investment, notably, a reduced financial outlook and an additional requirement for capital to sustain operations. The Company tested the investment for impairment and recorded an impairment loss as outlined below. The recoverable amount was based on the estimated fair value less costs of disposal. The fair value less costs of disposal was estimated utilizing an income based discounted cash flows (“DCF”) analysis.

The significant assumptions in the DCF analysis were as follows:

i. Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. A five-year period was forecasted with an extended five-year period calculated using a discount model that assumes the growth rate of will decrease linearly to the terminal value growth rate of 3%;

ii. Terminal value growth rate: Management used a 3% terminal growth rate which is based on historical and projected consumer inflation, historical and projected economic indicators, and projected industry growth. If all other assumptions were held constant and the terminal growth rate was decreased by 1%, the impairment loss would increase by $3,098; and

iii. Discount rate: Management used a 15% post-tax discount rate which is reflective of an industry Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium based on a direct comparison approach, a size premium and company specific risk, and after-tax cost of debt based on corporate bond yields. If all other assumptions were held constant and the discount rate increased by 1%, the impairment loss would increase by $8,394.

As a result of the test, the carrying value of the investment was higher than the recoverable amount, and an impairment loss of $26,925 (January 31, 2021 – $nil) was recorded.

Belleville Complex Inc.

On January 18, 2022, the Company disposed of its 25% interest in the joint venture Belleville Complex Inc (Note 28) which carried a value of $984. The interest was sold to the other shareholder, the related party Olegna Holdings Inc. (“Olegna”), a company owned and controlled by a director of the Company for gross proceeds of $10,111 and gain on disposal of $9,127. The proceeds were fully used towards the settlement of a monthly optional redemption on the Senior Secured Convertible Note (Note 18).

11. Property, Plant and Equipment

Cost	Land	Buildings	Leasehold improvements	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Right-of-Use assets	Total
	$	$	$	$	$	$	$	$
At July 31, 2020	1,656	164,949	24,439	33,461	18,871	98,135	24,405	365,916
Business acquisition	1,100	95,788	—	6,154	8,578	395	17,059	129,074
Additions	—	1,213	63	2,284	294	16,960	—	20,814
Disposals	—	1	—	(67)	—	—	(1,055)	(1,121)
Transfers	—	3,951	17,649	884	1,388	(23,544)	—	328

At July 31, 2021	2,756	265,902	42,151	42,716	29,131	91,946	40,409	515,011
Business acquisitions	8,941	59,856	545	58,063	2,053	4,076	1,993	135,527
Additions	61	528	—	2,045	147	17,658	—	20,439
Disposals	—	—	(587)	(93)	(2,098)	(223)	(1,752)	(4,753)
Transfers	—	570	546	4,378	(5,460)	(746)	—	(712)
Held for Sale	(2,211)	(7,451)	—	(3,362)	(634)	(81)	—	(13,739)

At January 31, 2022	9,547	319,405	42,655	103,747	23,139	112,630	40,650	651,773

Accumulated depreciation and impairments
At July 31, 2020	307	13,712	1,009	8,691	4,141	48,990	3,700	80,550
Depreciation	—	7,981	2,173	5,145	4,229	—	2,246	21,774
Transfers	—	(110)	(16)	(78)	(277)	—	—	(481)
Disposals	—	—	—	—	—	—	(964)	(964)
Impairments	—	160	85	2,104	61	—	17,820	20,230

At July 31, 2021	307	21,743	3,251	15,862	8,154	48,990	22,802	121,109
Depreciation	—	6,210	1,154	5,213	1,414	—	1,208	15,199
Transfers	—	131	—	109	(643)	—	—	(403)
Disposals	—	—	(498)	(37)	(183)	—	(1,592)	(2,310)
Impairments	462	67,464	—	9,104	2,285	44,618	—	123,933
Held for Sale	—	(684)	—	(1,632)	(532)	—	—	(2,848)

At January 31, 2022	769	94,864	3,907	28,619	10,495	93,608	22,418	254,680

Net book value
At July 31, 2020	1,349	151,237	23,430	24,770	14,730	49,145	20,705	285,366
At July 31, 2021	2,449	244,159	38,900	26,854	20,977	42,956	17,607	393.902

At January 31, 2022	8,778	224,541	38,748	75,128	12,644	19,022	18,232	397,093

During the six months ended January 31, 2022, the Company capitalized $12,003 (July 31, 2021 – $15,677) of depreciation to inventory. During the three and six months ended January 31, 2022, depreciation expensed to the consolidated statement of net loss and comprehensive loss was $1,140 and $3,196 (January 31, 2021 – $1,679 and $2,757).

On October 31, 2021, the Company identified impairment to its Keystone Isolation Technology (KIT) capital project which was suspended. The KIT capital project related to the development and commissioning of new cannabis extraction and isolation equipment. During the three and six months ended January 31, 2022, the Company recognized impairments on the associated equipment for an impairment loss of $2,117 and $13,377.

On January 31, 2022, indicators of impairment were identified as a result of significant revisions to management’s own forecasts of future net cash inflows and earnings from previous budgets and forecasts. As a result, certain cultivation facilities, as well as related equipment and capital projects were considered redundant and tested for impairment at the asset level resulting in an impairment loss of $98,022 being recorded.

Recoverable amount was determined by reference to fair value less costs of disposal using a market approach. The market approach was based on comparable transactions for similar assets, which is categorized within Level 2 of the fair value hierarchy. Additional impairment losses were recorded for the related cultivation and processing licenses (Note 13).

Capitalized borrowing costs to buildings in the six months ended January 31, 2022, was $nil (January 31, 2021 – $896 at an average interest rate of 6.4%). Transfers from construction in progress during the year reflect the activation of an asset’s useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification.

12. Assets Held for Sale

Net book value	Land	Buildings	Leasehold improvements	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Total
	$	$	$	$	$	$	$
At July 31, 2021	—	—	—	—	—	—	—
Business acquisition (Note 14)	1,873	366	—	274	—	—	2,513
Additions	2,211	6,767	—	1,730	102	81	10,891

At January 31, 2022	4,084	7,133	—	2,004	102	81	13,404

On September 1, 2021, the Company acquired 48North Cannabis Corp. and recognized the Good Farm cultivation facility as held for sale on the acquisition date. Prior to the acquisition of 48North Cannabis Corp, previous management had placed the Good Farm facility on the market for sale. This facility continues to be classified as held for sale as at January 31, 2022.

During the period, management completed a strategic review of its total, post acquisition cultivation capacity and made the decision to exit the Good House (acquired from 48North), Brantford R&D and the Kirkland Lake (acquired from 48North) facilities and dispose of certain associated equipment. As such, these assets have been classified as held for sale on the statement of financial position as of January 31, 2022. Management assessed the related assets for impairment on classification as assets held for sale and determined that no impairment losses were required to be recorded as the carrying amounts are expected to be recovered through sale.

13. Intangible Assets

Cost	Cultivating and processing license	Brands	Software	Domain names	Patents/ Know-how	Total
	$	$	$	$	$	$
At July 31, 2020	116,433	8,440	3,710	585	1,933	131,101
Additions	—	—	1,546	—	790	2,336
Business acquisition	28,914	5,400	—	—	—	34,314
Disposals	—	—	(872)	—	—	(872)

At July 31, 2021	145,347	13,840	4,384	585	2,723	166,879
Additions	—	—	3,539	—	400	3,939
Business acquisitions	73,079	97,200	1,221	—	27,337	198,837

At January 31, 2022	218,426	111,040	9,144	585	30,460	369,655

Accumulated amortization and impairments
At July 31, 2020	110,957	2,000	1,966	125	45	115,093
Amortization	765	170	922	59	134	2,050
Disposals	—	—	(872)	—	—	(872)

At July 31, 2021	111,722	2,170	2,016	184	179	116,271
Amortization	5,509	5,410	2,114	29	1,991	15,053
Impairment	72,950	56,450	—	—	11,439	140,839

At January 31, 2022	190,181	64,030	4,130	213	13,609	272,163

Net book value
At July 31, 2020	5,476	6,440	1,744	460	1,888	16,008
At July 31, 2021	33,625	11,670	2,368	401	2,544	50,608

At January 31, 2022	28,245	47,010	5,014	372	16,851	97,492

Research and development expenses in the three and six months ended January 31, 2022 were $1,478 and $2,445, respectively (January 31, 2021 - $1,136 and $2,172).

During the six months ended January 31, 2022, the Company adjusted the estimated useful life of its previously indefinite life brand to a three-year period based on new available information such as market comparatives and market sales data.

IMPAIRMENT

At January 31, 2022, indicators of impairment were identified as a result of adverse changes in the Canadian Cannabis market experienced through Q2 2022, which are reflected in significant revisions to management’s own forecasts of future net cash inflows and earnings from previous budgets and forecasts. As a result, the Company recorded aggregate impairment losses of $140,839 on intangible assets within the Canadian Cannabis CGU at January 31, 2022. The following details the impairment of the applicable assets to their individual recoverable amounts:

•

The Company has valued the cultivation and processing licenses associated with the acquired facilities of Redecan (Note 14), using a fair value less costs of disposal model which estimates the value of the license as the difference between the present value of the future cash flows of the facility with-or-without a license in place, as at January 31, 2022 using management’s revised estimates of expected future cash flows and gross margins.

•

Recoverable amount was $26,556, requiring an impairment loss of $45,000. If all other assumptions were held constant, and the forecasted gross margin rate was decreased by 10%, the recoverable amount of the cultivation and processing license would decrease by $6,771. In the with-or-without approach, reducing the estimated time to obtain a license and complete cultivation and production ramp up by six months would reduce the recoverable amount of the license by $8,066. In connection with the impairment loss recorded for a redundant cultivation facility (Note 11), the Company recorded an impairment loss of $27,950 relating to cultivation and processing licenses associated with the cultivation facility.

•

The Company revalued the brand asset acquired in the Redecan transaction (Note 14) as at January 31, 2022, using management’s revised estimates of expected future revenues. Recoverable amount was determined to be $47,000, requiring an impairment loss of $43,754. Recoverable amount was determined with reference to fair value less cost of disposal, which utilized a relief from royalty approach model (Level 3). If all other assumptions were held constant, and the forecasted royalty rate was decreased by 10%, the recoverable amount of the brand would decrease by $5,061. The Company also impaired certain other acquired brands to their recoverable amounts, resulting in an impairment loss of $12,696.

•

The Company has valued the production Know-How asset, acquired from the Redecan transaction (Note 14) as at January 31, 2022, using management’s revised estimates of expected future cash flows and related gross margins (Note 15). The recoverable amount was determined to be $14,000, requiring an impairment loss of $11,438. Recoverable amount was determined with reference to fair value less costs of disposal using a with-or-without approach based on an income based DCF valuation model (Level 3). The model estimates the value of the asset as the difference between the present value of the future cash flows of pre-roll revenues, with-or-without the unique Know-how as at the acquisition date. The significant estimate in the model is the initial incremental margin, which depletes over time, representing an advantageous increase to gross margin due to the process. In the with-or-without approach, increasing the estimated incremental margin by 5% would not impact the assets valuation materially.

14. Business Acquisitions

Goodwill arising from the acquisitions represented the expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition at the date of acquisition. None of the goodwill arising from the acquisitions is expected to be deductible for tax purposes.

Acquisition of 48North Cannabis Corp.

On September 1, 2021, pre-market open, the Company acquired 100% of the issued and outstanding common shares of 48North Cannabis Corp. (“48North”). 48North was a Canadian-licensed cultivator and seller of medical and adult-use cannabis. 48North was acquired for select intellectual properties and its established market share. Under the arrangement, each former 48North common share was exchanged for 0.02366 (the “exchange ratio”) of a HEXO common share. In addition, all issued and outstanding stock options and compensation units of 48North were replaced with HEXO backed units, having the same terms but adjusted for the exchange ratio, and all issued and outstanding common share purchase warrants of 48North became exercisable for HEXO common shares adjusted for the exchange ratio.

The following table summarizes the purchase consideration and preliminary values of the net assets acquired from 48North on the acquisition date. The fair values of intangible assets are preliminary and subject to change within the one-year measurement period.

				Unit Price	Fair Value
			Units	($)	($)
Consideration
Shares issued	(i)		5,352,005	3.10	16,591
Replacement warrants outstanding	(ii	)	1,554,320		769
Replacement stock options issued	(iii	)	17,766		18
Settlement of pre-existing debt	(iv	)	n/a		5,000

Total fair value of consideration					22,378

Net assets acquired
Current assets
Cash and cash equivalents					989
Accounts receivable					1,263
Other receivables					259
Prepaid expenses					2,962
Inventory					5,040
Biological assets					875
Assets held for sale					2,513

Non-current assets
Property, Plant and Equipment		9,683
Intangible assets - brands		2,500
Goodwill	Note 15	11,453

Total assets		37,537
Current liabilities
Accounts payable and accrued liabilities		(10,580)
Excise taxes payable		(555)
Lease Liability		(178)
Non-current liabilities
Lease Liability		(553)
Term loan		(3,293)
Total liabilities		(15,159)

Total net assets acquired		22,378

(i)	As the acquisition closed pre-markets on September 1, 2021, the share price is based upon the closing HEXO Corp. TSX market price of common shares on August 31, 2021.

(ii)	Warrants were valued using the Black-Scholes option pricing model as at the acquisition date September 1, 2021, using the following assumptions:

•	Risk free rate of 0.39%-0.53%

•	Expected life of 1 – 3 years

•	Volatility rate of 101%; determined using historical volatility data

•	Exercise prices of $6.34-$72.70

•	Share price of $3.10

(iii)	All vested and replaced stock options were valued using the Black-Scholes option pricing model as at the acquisition date of September 1, 2021, using the following assumptions and inputs;

•	Risk free rate of 0.31% – 0.51%

•	Expected life of 0.16 – 2.59 years

•	Volatility rate of 101%; determined using historical volatility data

•	Exercise prices of $6.33 – $46.03

•	Share price of $3.10

(iv)

Prior to the transaction’s closing date, the Company issued a $5,000 subordinated secured bridge loan with a 6-month term to 48North. For purposes of the acquisition accounting the loan, which had a fair value of $5,000, was effectively settled at the acquisition date and included in purchase consideration.

The fair value of the vested share-based compensation as at the acquisition date was deemed consideration paid in the transaction. The fair value of those options not yet vested at the acquisition date was added to the Company’s share-based payment reserve to be expensed over the remaining vesting period of the options as permitted under IFRS 3 – Business Combinations.

During the three and six months ended January 31, 2022, 48North contributed net revenue of $815 and $1,947, respectively and a comprehensive net loss attributed to shareholders of $8,046 and $11,573, respectively, to the Company’s consolidated results since the date of acquisition. If the acquisition had occurred on August 1, 2021 management estimates that the Company’s consolidated net revenue and the comprehensive net loss would not have been materially impacted.

Acquisition of Redecan

On August 30, 2021, the Company acquired 100% of the outstanding shares of the entities that carry on the business of Redecan. Redecan was acquired for its brands, growing capability (including outdoor growing capability) intellectual properties and its established market share.

The following table summarizes the purchase consideration and preliminary values of the net assets acquired from Redecan on the acquisition date. The fair values of the purchase price working capital and intangible assets are preliminary and are subject to change within the one-year measurement period.

		Units	Unit Price ($)	Fair Value ($)
Consideration
Cash	(i)			402,173
Shares issued	(ii)	69,721,116	3.07	214,044

Total fair value of consideration				616,217

Net assets acquired
Current assets
Cash and cash equivalents				20,027
Accounts receivable				9,795
Prepaid expenses				4,366
Excise taxes receivable				2,566
Inventory				37,229
Biological assets				7,476
Income tax recoverable				4,947
Non-current assets
Property, plant and equipment				125,844
Cultivation and processing license				73,079
Brands				94,700
Intellectual property and know-how				27,337
Intangible assets - software				1,221
Goodwill	Note 15			275,397

Total assets				683,984
Current liabilities
Accounts payable and accrued liabilities				(4,340)
Excise taxes payable				(1,125)
Lease liability – current				(144)
Income Tax Payable				(188)
Non-current liabilities
Lease Liability				(1,117)
Deferred tax				(60,853)
Total liabilities				(67,767)

Total net assets acquired				616,217

(i)

Cash consideration of $402,173 was paid upon the closing of the acquisition on August 30, 2021. Under the share purchase agreement, the $400,000 cash consideration includes a variable component based upon a $4,500 working capital estimate. Upon closing of the transaction, the working capital of Redecan was estimated at a surplus of $2,173 above the $4,500 amount. As at October 31, 2021, $5,000 of the cash consideration remains held in escrow with a third party agent. Per the share purchase agreement, the Company had a period of 60 days after closing the transaction to settle the working capital balance as at August 30, 2021. As at January 31, 2022 and the date of these condensed interim consolidated financial statements, finalization of the working capital component of the purchase has not yet occurred.

(ii)	As the acquisition closed intraday on August 30, 2021, the share price is based upon the closing HEXO Corp. TSX market price of common shares on August 30, 2021.

The identified cultivation and processing license (“the license”) enables the Company to cultivate and produce cannabis products for sale and was valued at $73,079 using a with-or-without approach in an income based discounted cash flow (“DCF”) valuation model (Level 3). The model estimates the value of the license as the difference between the present value of the future cash flows of the facility with-or-without a license in place, as at the acquisition date. Significant estimates in the model include the forecast gross margin and the estimated time to obtain a license and complete cultivation and production ramp up. If all other assumptions were held constant, and the forecasted gross margin rate was decreased by 10%, the valuation of the cultivation and processing license would decrease by $18,300. In the with-or-without approach, reducing the estimated time to obtain a license and complete cultivation and production ramp up by six months would reduce the valuation of the license by $21,800.

The identified Brand asset which allows the Company immediate access to accretive market share and product offerings has been valued at $94,700 using a relief from royalty approach model (Level 3). If all other assumptions were held constant, and the forecasted royalty rate was decreased by 10%, the valuation of the brand would decrease by $9,500.

The identified Know-How intangible asset, related to the unique pre-roll process, provides the Company immediate access to scaled, efficient pre-roll technology and production capability and has been valued at $27,337. The asset was valued using a with-or-without approach in an income based DCF valuation model (Level 3). The model estimates the value of the asset as the difference between the present value of the future cash flows of pre-roll revenues, with-or-without the unique Know-how as at the acquisition date. The significant estimate in the model is the initial incremental margin, which depletes over time, representing an advantageous increase to gross margin due to the process. In the with-or-without approach, increasing the estimated incremental margin by 5% would increase the valuation of the asset by $12,426.

During the three and six months ended January 31, 2022, Redecan contributed net revenue of $14,502 and $28,076, respectively and comprehensive net income attributed to shareholders of $9,189 and $12,639, respectively to the Company’s consolidated results since the date of acquisition. If the acquisition had occurred on August 1, 2021 management estimates that the Company’s consolidated net revenue would have increased by an estimated $6,787 and the comprehensive net loss would have increased by $5,425 for the six months ended January 31, 2022.

The Company recognized transaction costs (primarily broker fees) of $22,636 related to the acquisition in Acquisitions and transaction costs in the statement of comprehensive income.

Upon shareholder approval of the Redecan acquisition transaction the Company issued 256,776 common shares as broker compensation.

15. Goodwill

$
Balance as at July 31, 2021	88,189
Acquisition – Redecan (Note 14)	275,397
Acquisition – 48North (Note 14)	11,453
Impairment	(375,039)

Balance as at January 31, 2022	—

Goodwill was recorded on the acquisition of Zenabis Brands Inc. on June 1, 2021, Redecan on August 30, 2021 (Note 14) and 48North on September 1, 2021 (Note 14) and is monitored at the company-wide level aggregated CGU level (“HEXO Corporate CGU”). As at January 31, 2022, the carrying amount of the Company’s total net assets significantly exceeded the Company’s market capitalization. In addition, the Canadian Cannabis market experienced adverse changes, which were reflected in significant revisions to management’s own forecasts of future net cash inflows and earnings from previous budgets and forecasts. As a result of these factors, management performed an indicator-based impairment test of goodwill as at January 31, 2022.

The significant assumptions in the DCF analysis were as follows:

i.

Cash flows: Estimated cash flows were projected based on forecasted operating results from internal sources as well as industry and market trends. A discrete five-year period was forecasted with terminal value forecasted using the Gordon Growth Method. The growth rate will fall linearly to the terminal value, declining each year over the 5 years to a terminal exit enterprise value of x8.9. If all other assumption were held constant and the short-term growth rate in the first year was decreased by 5%, the recoverable amount would decrease by $26,931;

ii.

Terminal value growth rate: Management used a 2% terminal growth rate which is based on historical and projected consumer inflation, historical and projected economic indicators, and projected industry growth. If all other assumptions were held constant and the terminal growth rate was decreased by 1%, the recoverable amount would decrease by $31,806;

iii.

Post-tax discount rate: Management used a 14.3% post-tax discount rate which is reflective of an industry Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium based on the Duff & Phelps method, and after-tax cost of debt based on select peer debt. If all other assumption were held constant and the discount rate was in increased by 1%, the recoverable amount would decrease by $28,383; and

iv.	Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

The calculation of the adjusted current market capitalization was based on the share price of the Company on January 31, 2022, adjusted for a control premium of 20%, which was estimated by reference to premiums in recent acquisitions involving control, and from data on empirical control premium studies that considered industry, pricing, background, deal size, and timing of the observed premiums. If all other assumptions were held constant, and the share price declined by 5%, the impairment loss would increase by $18,000. If all other assumptions were held constant and the control premium was decreased by 5%, the recoverable amount would decrease by $15,000.

As a result, management concluded that the carrying value of the HEXO Corporate CGU was higher than the recoverable amount, and recorded a goodwill impairment loss of $375,039, as at January 31, 2022 (January 31, 2021 – $nil) resulting in the HEXO Corporate CGU’s carrying value falling within the recoverable amount acceptable range.

16. Warrant Liabilities

	US$25,000 Registered Direct Offering	US$20,000 Registered Direct Offering	August 2021 Underwritten Public Offering	Total
	$	$	$	$
Balance as at July 31, 2021	3,186	2,547	—	5,733
Issued	—	—	39,255	39,255
Gain on revaluation of financial instruments	(3,070)	(2,456)	(33,808)	(39,334)

Balance as at January 31, 2022	116	91	5,447	5,654

The warrants are classified as a liability because the exercise price is denominated in US dollars, which is different to the functional currency of the Company. Losses (gains) on revaluation of the warrant liabilities are presented in Non-operating income (expenses) on the consolidated statements of loss and comprehensive loss.

August Underwritten Public Offering

On August 24, 2021, the Company closed an underwritten public offering for gross proceeds of US$144,800. Under this offering, the Company issued 24,540,012 warrants with an exercise price of US$3.45 per share. The warrant liability was measured at fair value using the Black-Scholes-Merton option pricing model (Level 2), using the following assumptions:

	As at January 31, 2022		Initial recognition August 24, 2021
Number of warrants		24,540,012		24,540,012
Share price	US$	0.56	US$	2.58
Expected life		3.75 years		2.5 years
Dividend	US $	nil	US $	nil
Volatility		95%		96%
Risk free rate		1.59%		0.84%
Exchange rate (USD/CAD)		1.2719		1.2608

US$20,000 Registered Direct Offering

On January 21, 2020, the Company closed a registered direct offering with institutional investors for gross proceeds of US$20,000. Under this offering, the Company issued 1,497,007 warrants with an exercise price of US$9.80 per share. The warrant liability was measured at fair value using the Black-Scholes-Merton option pricing model (Level 2), using the following assumptions:

	As at January 31, 2022		As at July 31, 2021		Initial recognition January 20, 2020
Number of warrants		1,497,007		1,497,007		1,497,007
Share price	US$	0.56	US$	3.97	US$	5.80
Expected life		2.90 years		2.5 years		2.5 years
Dividend	US $	nil	US $	nil	US $	nil
Volatility		95%		95%		80%
Risk free rate		1.23%		0.38%		1.57%
Exchange rate (USD/CAD)		1.2719		1.2462		1.3116

US$25,000 Registered Direct Offering

On December 31, 2019, the Company closed a registered direct offering with institutional investors for gross proceeds of US$25,000. Under this offering, the Company issued 1,871,259 warrants with an exercise price of US$9.80 per share. The warrant liability was measured at fair value using the Black-Scholes-Merton option pricing model (Level 2), using the following assumptions:

	As at January 31, 2022		As at July 31, 2021		Initial recognition December 31, 2019
Number of warrants		1,871,259		1,871,259		1,871,259
Share price	US$	0.56	US$	3.97	US$	6.36
Expected life		2.90 years		2.5 years		2.5 years
Dividend	US $	nil	US $	nil	US $	nil
Volatility		95%		95%		79%
Risk free rate		1.23%		0.38%		1.71%
Exchange rate (USD/CAD)		1.2719		1.2462		1.2988

17. Convertible Debentures

	Note	January 31, 2022	July 31, 2021
		$	$
Unsecured convertible debentures - March 2019	(a)	—	3,406
Unsecured convertible debenture - December 2019	(b)	35,576	33,089

Total convertible debentures		35,576	36,495

Current		35,576	3,406

Non-Current		—	33,089

(a)	Unsecured Convertible Debentures March 2019

Balance as at July 31, 2021	$3,406
Interest expense	55
Debt repayment	(3,461)

Balance as at January 31, 2022	$—

On June 1, 2021, the Company completed its business acquisition of Zenabis which included the assumption of Zenabis’ unsecured convertible debentures issued in March 2019. The debentures bore interest, payable in cash only, from the date of issue at 6.0% per annum, payable semi-annually on June 30 and December 31 of each year and were convertible at a price of $147.29. The convertible debentures were convertible, at the option of the holder, into common shares of the Company at any time prior to the close of business on the last business day immediately preceding the maturity date. On September 27, 2021, the Company repaid, in full, the outstanding principal and interest.

(b)	Unsecured Convertible Debenture December 2019

Balance as at July 31, 2021	$33,089
Interest expense	4,093
Interest paid	(1,606)

Balance as at January 31, 2022	$35,576

On December 5, 2019, the Company closed a $70,000 private placement of convertible debentures. The Company issued a total of $70,000 principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $12.64 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $30.00 for any 15 consecutive trading days.

Upon maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the payment date.

In May 2020, the Company provided notice to all holders of the Debentures of an option to voluntarily convert their Debentures into units of the Company (the “Conversion Units”) at a discounted early conversion price of $3.20 (the “Early Conversion Price”) calculated based on the 5-day volume weighted average HEXO Corp. share price (the “VWAP”) preceding the announcement. The VWAP utilized data from both the TSX and NYSE. Each Conversion Unit provided the holder one common share and one half common share purchase warrant (with an exercise price of $4.00 and term of three years). The early conversion occurred in two phases, the first being on June 10, 2020 followed by the second and final phase June 30, 2020. During phases one and two, $23,595 principal amount and $6,265 principal amount of the Debentures were converted under the Early Conversion Price and into common shares and 3,686,721 and 978,907 common share purchase warrants of HEXO Corp., respectively.

On January 31, 2022 there remains $40,140 in principal debentures (July 31, 2021 - $40,140) outstanding. The accrued and unpaid interest as at January 31, 2022 was $282 (July 31, 2021 - $483).

18. Senior Secured Convertible Note

	January 31, 2022		January 31, 2022		July 31, 2021		July 31, 2021
Senior Secured Convertible Note	US$		$		US$		$
Opening balance, beginning of the period		364,847		454,673		—		—
Issued at fair value		—		—		407,284		491,714
Early conversions		—		—		(413)		(497)
Redemptions		(120,296)		(150,940)		(27,500)		(33,525)
Loss (gain) on fair value adjustment		14,503		19,104		(14,524)		(18,100)
Foreign exchange loss/(gain)		—		6,655		—		15,081

Ending balance, end of the period		259,055		329,492		364,847		454,673

Unrecognized Day 1 Loss
Opening balance, beginning of the period		(72,214)		(86,974)		—		—
Unrecognized loss at issuance		—		—		(79,684)		(96,203)
Recognized loss		20,827		24,934		7,470		9,229

Ending balance, end of the period		(51,387)		(62,040)		(72,214)		(86,974)

Total balance, end of period, net		207,668		267,452		292,633		367,699

Current portion		207,668		267,452		292,633		367,699
Non-current		—		—		—		—

On May 27, 2021 (the “Issuance date”), the Company issued a Senior Secured Convertible Note (the “Note”) directly to an institutional purchaser, HT Investments MA LLC (“HTI”), and certain of its affiliates or related funds (collectively, the “Holder”) at a principal amount of $434,628 (US$360,000). The Note was sold at a purchase price of $395,511 (US $327,600), or approximately 91% of the principal amount (“transaction price”). The Note bears no periodic cash interest payments and is repayable on May 1, 2023 (the “maturity date”) at 110% of the principal amount (the “Redemption Amount”), if not converted or redeemed earlier. The Redemption Amount on Issuance date was $478,091 (US$396,000). The Company used a portion of the net proceeds of the Note to fund the acquisition of Redecan (Note 14). The Note is secured against the assets of HEXO Operations Inc. and its subsidiaries, as well as the assets of HEXO USA Inc and its subsidiaries.

The Note can be converted in full or in part by the Holder into freely tradeable common shares of the Company at any time before the second last trading day before the maturity date at a conversion rate of 142.6533 common shares per US$1.00 (“conversion rate”). The Note includes different conversion and redemption options available to the Holder and the Company, subject to certain terms and limitations.

Event of Default

As at January 31, 2022, the Company failed to meet a financial covenant under the Note which required the Company to achieve positive adjusted earnings before taxes, interest, taxes and depreciation (“Adjusted EBITDA”) for the three month period ended January 31, 2022. This is an event of default under the terms of the Note. Subsequent to period end, on March 13, 2022, the Holder of the Note agreed to an irrevocable waiver of their rights in relation to the event of default (Note 18) until the earlier of May 17, 2022 or termination of the Proposed Transaction (Note 37).

In an event of a default, the Holder obtains the option to declare the Note (or any portion thereof) to become due and payable immediately for cash in an amount equal to the Event of Default Acceleration Amount, as defined in the Note. The Event of Default Acceleration Amount is a cash amount equal to the greater of:

•	(A) 115% of the outstanding principal amount of the Note, including any accrued and unpaid interest; and

•	(B) 115% of the product of (i) the original conversion rate of 142.6533, (ii) the outstanding principal amount, including any accrued and unpaid interest, and (iii) the greater of:

•

the highest Daily VWAP per Common Share occurring during the thirty (30) consecutive VWAP Trading Days ending on, and including, the VWAP Trading Day immediately before the date the acceleration notice is delivered; and

•

the highest Daily VWAP per Common Share occurring during the thirty (30) consecutive VWAP Trading Days ending on, and including, the VWAP Trading Day immediately before the date the applicable Event of Default occurred.

As at January 31, 2022, the greater amount was calculated under (A) which represents a cash amount of $329,492 (US $259,054).

In addition, notwithstanding the event of a default, the Holder continues to hold the option to convert the Note, in full or in part, into freely tradeable common shares of the Company, at any time before the second last trading day before the maturity date. The Holder also continues to be entitled to exercise the Optional Redemption Options. However, during the period under which the Note is in default, the conversion rate applied to such conversions will be increased by a number of shares equal to the Event of Default Additional Shares, as defined in the Note. This conversion right continues to be subject to limitations on conversions, including the 9.99% beneficial ownership limitation, as set out in the Note.

As a result of the event of default, the Company is no longer able to exercise its option to force conversion of the Note and is unable to satisfy the terms of the Equity Condition, as set out in the Note, which means the Company does not retain the ability to settle monthly redemption payments in equity. Unless a waiver is granted by the Holder, any monthly redemption options exercised by the Holder will be required to be settled in cash.

Fair Value Measurement

The Note represents a hybrid instrument with multiple embedded derivatives requiring separation. The Note, as a whole, has been designated as FVTPL, as at least one of the derivatives does significantly modify the cash flows of the Note and it is clear with limited analysis that separation is not prohibited. The changes in fair value of the instrument are recorded in the Statement of loss with changes in credit spread being recognized through Other comprehensive income.

As at January 31, 2022, as a result of the event of default, the fair value of the Note with a demand feature cannot be less than the amount payable on demand, discounted from the first date that the amount could be required to be repaid. The demand amount was calculated by reference to the Event of Default Acceleration amount, as defined in the agreement. Fair value was determined through the use of a model using a valuation technique that includes unobservable inputs.

As the demand amount represented the higher amount, the Note was measured at its demand amount of $329,492 (US $259,054), representing 115% of the outstanding principal at January 31, 2022. There was no accrued or unpaid interest as at January 31, 2022.

The fair value of the Note is classified as Level 2 in the fair value hierarchy and was determined using the partial differential equation method with the following inputs;

	As at January 31, 2022		As at July 31, 2021		Initial recognition May 21, 2021
Share price	US$	0.56	US$	3.98	US$	6.53
Dividend	$	nil	$	nil	$	nil
Volatility		110%		85%		85%
Risk free rate		1.60%		0.327%		0.227%
Credit spread		33.60%		15.44%		16.06%

During the three months and six months ended January 31, 2022 the gain on fair value adjustments related to changes in credit spread amounted to $20,681 and $20,957, respectively.

The fair value of the Note at initial recognition was determined using a valuation technique that includes unobservable inputs. The Company identified a difference between the transaction price and the fair value of $96.2 million (US$79.7 million) (the “Day 1 loss”). The Company believes that time is the factor that market participants would take into account when pricing the note. Therefore, the unrecognized Day 1 loss is recognized on a straight-line basis in the statement of net loss over the contractual life of the Note.

The following table represents the movement of redemption amounts in the six months ended January 31, 2022 and the year ended July 31, 2021. Under the default terms redemptions are to be made at 115% of the principal amount owed from the date of default. All redemptions during the six months ended January 31, 2022 were made at 110% of principal amount owed under non-default terms of the agreement.

	January 31, 2022		July 31, 2021
	Shares Issued	Amount	Shares Issued	Amount
		$		$
Principal at redemption, beginning of period		458,710		—
Issuances:
Initial issuance		—		478,091
Settlements:
Early conversion option	—	—	53,495	(497)
Optional redemption options	84,301,840	(150,940)	4,548,746	(33,525)
Increase in redemption value due to default		15,057		—
Foreign exchange loss		6,665		14,641

Principal at redemption, end of period		329,492		458,710

On January 18, 2022, the Company utilized cash proceeds from the sale of its interest in Belleville Complex Inc. to settle $10,111 of optional redemptions at a rate of 110% of principal (Note 10). No shortfall cash payments were issued in the six months ended January 31, 2022.

An increase/decrease in the US$/CA$ foreign exchange rate of 1% would result in a foreign exchange loss/gain adjustment of $3,295. Further, a decrease of credit spread by 1% would decrease the fair value of the instrument by $1,173 and an increase in share price of the Company by 10% would not result in a material change.

The following table depicts amounts that can be demanded by the Holder in accordance with the event of default reflective of 115% of the principal amount of the Note.

Fiscal Year	Redemption amount	Redemption amount
	US$	$
2022 — six months remaining	259,055	329,492
2023	—	—

Total	259,055	329,492

19. Lease Liabilities

The following is a continuity schedule of lease liabilities for the six months ended January 31, 2022 and the year ended July 31, 2021:

$
Balance at July 31, 2020	29,116
Assumed on business combination (Note 14)	17,059
Lease disposals	(789)
Lease payments	(4,835)
Interest expense on lease liabilities	3,334

Balance at July 31, 2021	43,885
Assumed on business combination (Note 14)	1,992
Lease additions	29
Lease terminations	(867)
Lease payments	(3,222)
Interest expense on lease liabilities	2,241

Balance at January 31, 2022	44,058

Current	1,681
Non-current	42,377

The Company’s leases consist of administrative real estate leases and a production real estate property. Effective December 1, 2021, the Company exited two real estate leases and the corresponding liability was written off for a realized gain of $453 recognized in other income and loss on the consolidated statements of loss and comprehensive loss. The Company expensed variable lease payments of $796 and $1,609 in the three and six months ended January 31, 2022 (January 31, 2021 — $732 and $1,603, respectively).

The following table is the Company’s undiscounted lease obligations over the next five fiscal years (including six months remaining in fiscal year 2022) and thereafter as at January 31, 2022:

Fiscal year	2022	2023 –2024	2025 – 2026	Thereafter	Total
	$	$	$	$	$
Lease obligations	2,960	12,079	11,183	51,041	77,263

20. Senior Notes Payable

The following table illustrates the continuity schedule of the senior notes payable for the six months ended January 31, 2022 and the year ended July 31, 2021:

	January 31,2022	July 31, 2021
	$	$
Opening Balance	50,159	—
Assumed on business combination	—	50,138
Interest paid	(3,648)	(1,210)
Interest expense	3,661	1,231

Closing Balance	50,172	50,159

Current portion	50,172	50,159
Long-term portion	—	—

On June 1, 2021 as part of the Zenabis acquisition, the Company assumed senior notes which have a principal amount owing of $51,875 and a maturity date of March 31, 2025. The senior notes bear interest at 14% per annum calculated and compounded monthly in arrears and payable to the lender on the first day of each month. The debt is secured against the assets of Zenabis Global Inc and it’s subsidiaries.

Prior to the business acquisition of Zenabis, certain covenants were claimed by the lender to be in breach, and a demand for repayment was received by the borrower. Zenabis filed a petition on February 19, 2021 for a determination of the amount required to repay and terminate the senior notes and to obtain discharges of the debenture and related security (Note 30). Further, the senior notes contain a covenant that requires lender permission for a change in control event. This was not obtained prior to the close of the acquisition of Zenabis and as such, the debt remains in default. Accordingly, the senior notes have been classified as current debt and recorded initially at fair value at the business acquisition date and amortized cost thereafter.

The following table represents the undiscounted loans and borrowings repayment schedule as at January 31, 2022:

July 31, 2022	$51,875
Thereafter	—

$51,875

21. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Issued and Outstanding

As at January 31, 2022, a total of 382,278,543 (July 31, 2021 – 152,645,946) common shares were issued and outstanding. No special shares have been issued or are outstanding.

	Number of shares	Share Capital
Balance as at July 31, 2021	152,645,946	$1,267,967
Acquisition shares – Redecan (Note 14), net	69,721,116	213,746
Acquisition shares – 48North (Note 14), net	5,352,005	16,486
At-the-Market program, net of costs	20,658,412	23,877
August 2021 Underwritten Public Offering	49,080,024	135,645
Redemptions of senior secured convertible note[1], net (Note 18)	84,301,840	140,534
Broker compensation	502,176	2,084
Exercise of stock options	17,024	147

Balance as at January 31, 2022	382,278,543	1,800,486

[1]	Issuance of equity as settlement of optional redemption payments.

August 2021 Underwritten Public Offering

On August 24, 2021, the Company closed an underwritten public offering for total gross proceeds of $183,103 (US$144,786)

were generated through the issuance of 49,325,424 units comprising 49,325,424 common shares and 24,540,012 common share purchase warrants. The warrants were fair valued at $39,255 and recorded as a Warrant liability (Note 16). Associated issuance costs in the three and six months ended January 31, 2022 were $8,069.

At-the-Market (“ATM”) Program

On November 17, 2021, the Company resumed the ATM program initially launched in May 2021 allowing the Company to issue up to $150,000 (or its US equivalent) of common shares to the public. The first round of the program ceased activity on May 25, 2021 and a total of approximately $46,987, (after foreign exchange gains) was generated through the issuance of 6,373,926 common shares in the year ended July 31, 2021. Upon resumption, the Company raised additional gross proceeds of $24,449 on the issuance of 20,658,412 common shares.

22. Common Share Purchase Warrants

The following table summarizes warrant activity during the six months ended January 31, 2022 and the year ended July 31, 2021.

	January 31, 2022		July 31, 2021
	Number of warrants	Weighted average exercise price[1]	Number of warrants	Weighted average exercise price[1]
Outstanding, beginning of period	36,666,958	$8.85	33,379,408	$7.60
Expired and cancelled[2]	(2,908,522)	24.50	(535,889)	4.09
Issued on acquisition	1,554,320	1.42	5,970,370	14.59
Issued	24,540,012	4.35	—	—
Exercised	—	—	(2,146,931)	4.10

Outstanding, end of period	59,852,768	$4.88	36,666,958	$8.85

[1]	USD denominated warrant’s exercise price have been converted to the CAD equivalent as at the period end for presentation purposes.
[2]

Of the Company’s expired and canceled warrants in the year ended July 31, 2021, 509,089 cancellations were due to cashless exercises of the Company’s April 2020 and May 2020 warrants. In lieu of cash equal to the number of warrants exercised multiplied by the exercise price, the warrant holder forgoes the corresponding number of warrants which are effectively canceled.

The following is a consolidated summary of warrants outstanding as at January 31, 2022 and July 31, 2021.

	January 31, 2022			July 31, 2021
	Number outstanding	Book value		Number outstanding	Book value
Classified as Equity		$			$
June 2019 financing warrants
Exercise price of $63.16 expiring June 19, 2023	546,135		10,022	546,135		10,022
April 2020 underwritten public offering warrants
Exercise price of $3.84 expiring April 13, 2025	11,830,075		15,971	11,830,075		15,971
May 2020 underwritten public offering warrants
Exercise price of $4.20 expiring May 21, 2025	7,591,876		10,446	7,591,876		10,446
Conversion Unit warrants
Exercise price of $4.00 expiring June 10, 2023	3,686,721		11,426	3,686,721		11,427
Exercise price of $4.00 expiring June 30, 2023	978,907		1,928	978,907		1,928
Broker / Consultant warrants
Exercise price of $3.00 expiring November 3, 2021	—		—	18,905		34
Exercise price of $3.00 expiring March 14, 2022	23,571		66	23,571		66
Exercise price of $63.16 expiring June 19, 2023	15		1	15		—
Molson warrants
Exercise price of $24.00 expiring October 4, 2021	—		—	2,875,000		42,386
Issued in connection with business acquisition
Exercise price of $151.24 expiring September 27, 2021	—		—	14,617		—
Exercise price of $155.19 expiring April 17, 2022	226,422		1	226,422		1
Exercise price of $78.16 expiring August 21, 2022	15,992		3	15,992		3
Exercise price of $102.71 expiring August 21, 2022	24,338		2	24,338		2
Exercise price of $11.29 expiring January 27, 2023	356,689		1,195	356,689		1,195
Exercise price of $10.99 expiring April 16, 2023	680,877		398	—		—
Exercise price of $12.68 expiring May 4, 2023	623,363		322	—		—
Exercise price of $72.70 expiring April 2 2024	250,080		49	—		—
Exercise price of $3.96 expiring April 23, 2025	631,322		4,232	631,322		4,232
Exercise price of $9.03 expiring June 25, 2025	3,205,378		18,236	3,205,378		18,236
Exercise price of $5.64 expiring September 23, 2025	1,228,873		7,902	1,228,873		7,902
Exercise price of $8.47 expiring October 30, 2025	43,856		261	43,856		261

	31,944,490		82,461	33,298,692		124,112
Classified as Liability
US$25m Registered Direct Offering Warrants
Exercise price of US$9.80 expiring December 31, 2024	1,871,259		116	1,871,259		3,185
US$20m Registered Direct Offering Warrants
Exercise price of US$9.80 expiring January 22, 2025	1,497,007		91	1,497,007		2,548
August 2021 Underwritten Public Offerings Warrants
Exercise price of US$3.45 expiring August 24, 2026	24,540,012		5,447	—		—

	27,908,278		5,654	3,368,266		5,733

	59,852,768		88,115	36,666,958		129,845

23. Share-based Compensation

Stock Options

The following table summarizes stock option activity during the six months ended January 31, 2022 and the year ended July 31, 2021.

	January 31, 2022		July 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Opening balance	12,018,143	$10.63	7,503,691	$16.30
Granted	3,275,193	1.86	5,273,906	5.21
Replacement options issued on acquisition	162,009	7.19	905,902	3.81
Forfeited	(1,721,688)	4.89	(630,473)	12.80
Expired	(490,457)	21.67	(624,832)	25.95
Exercised	(17,024)	2.54	(410,051)	3.00

Closing balance	13,226,176	$8.41	12,018,143	$10.63

The following table summarizes the stock option grants during the six months ended January 31, 2021.

		Options granted
Grant date	Exercise price ($)	Executives and directors	Non-executive employees	Total	Vesting terms	Expiry period
November 1, 2021	1.86	2,456,538	818,655	3,275,193	Terms A	10 years

Vesting terms A – One-third of the options will vest on each of the one-year anniversaries of the date of grant over a three-year period.

The following table summarizes information concerning stock options outstanding as at January 31, 2022.

Exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$1.86–$10.76	9,918,640	8.69	2,952,872	7.23
$15.56–$26.16	1,306,863	7.23	1,123,048	7.22
$28.52–$34.00	1,990,650	6.89	1,971,971	6.88
$47.36–$234.76	10,023	0.04	9,905	0.03

	13,226,176		6,057,796

Restricted Share Units (“RSUs”)

Under the Omnibus Plan, the Board of Directors is authorized to issue RSUs up to 10% of the issued and outstanding common shares, inclusive of the outstanding stock options. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The restriction criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes RSU activity during the six months ended January 31, 2022 and the year ended July 31, 2021.

	January 31, 2022		July 31, 2021
		Value of units on		Value of units on
	Units	grant date	Units	grant date
Opening balance	550,832	$7.91	587,108	$8.41
Granted	1,517,236	1.74	24,008	3.17-7.17
Replacement units issued on acquisition	—	—	223,506	8.61
Exercised – equity settled	—	—	(223,506)	8.61
Exercised – cash settled	—	—	(25,483)	5.62-8.60
Forfeited	(34,801)	3.30	(34,801)	11.76

Closing balance	2,033,267	$3.34	550,832	$7.91

Share-based Compensation

Share-based compensation is measured at fair value at the date of grant and are expensed over the vesting period. In determining the amount of share-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of stock options and RSUs granted at the grant date by applying the following assumptions:

	January 31, 2022	January 31, 2021
Exercise price (weighted average)	$7.70	$19.96
Share price (weighted average)	$7.56	$19.46
Risk-free interest rate (weighted average)	0.87%	1.39%
Expected life (years) of options (weighted average)	5	5
Expected annualized volatility (weighted average)	93%	82%

Volatility was estimated using the average historical volatility of the Company.

For the year three and six months ended January 31, 2022, the Company allocated to inventory $nil (January 31, 2021 – $600 and $840) of share-based compensation applicable to direct and indirect labour in the cultivation and production process.

24. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

Instrument	January 31, 2022	July 31, 2021
Stock options	13,226,176	12,018,143
RSUs	2,033,267	550,832
Acquired and reissued warrants	7,287,190	5,747,487
2019 June financing warrants	546,135	546,135
US$25m registered direct offering warrants	1,871,259	1,871,259
US$20m registered direct offering warrants	1,497,007	1,497,007
2020 April underwritten public offering warrants	11,830,075	11,830,075
2020 May underwritten public offering warrants	7,591,876	7,591,876
2021 August underwritten public offering warrants	24,540,012	—
Warrants issued under conversion of debentures	4,665,628	4,665,628
Joint venture issued warrants	—	2,875,000
Convertible debenture broker/finder warrants	23,586	42,491

	75,112,211	49,235,933

25. Financial Instruments

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to any investments of cash and cash equivalents. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at January 31, 2022, the Company has $50,172 in notes payable (July 31, 2021 – $50,159) (Note 20) that bear interest at a fixed rate and therefore are not subject to interest risk.

The Company holds senior secured convertible debt that under the non-default terms bears no cash interest and is repayable at a fixed rate of 110% of the face value under the standard terms. The Company is in default of the senior secured convertible note at January 31, 2022, and therefore is subject to a prospective interest rate of 18% (Note 18). However, management obtained a waiver for the breach of financial covenant under the terms of the Strategic Alliance agreement with Tilray and the Lender (Note 37), which expires at the earlier of 75-days and the closing of the Tilray transaction.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices.

Financial assets

The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of the investments can be exchanged for.

Financial liabilities

During the six months ended January 31, 2022 the Company obtained an amendment to the Senior secured convertible notes equity condition effectively reducing the Equity Condition threshold by 70% allowing the Company increased discretion over redemption payments to be repaid in cash or equity (Note 18). The sensitivity of the Senior secured convertible note due to price risk is disclosed in Note 18.

If the January 31, 2022 fair value of these financial assets and liabilities were to increase or decrease by 10% the Company would incur a related net increase or decrease to Comprehensive loss of an estimated $27,246 (January 31, 2021 – no material impact). The following table presents the Company’s’ price risk exposure as at January 31, 2022 and July 31, 2021.

	January 31, 2022	July 31, 2021
	$	$
Financial assets	645	2,492
Financial liabilities	(273,106)	(373,432)

Total exposure	(272,461)	(370,940)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash held in escrow, restricted cash and trade receivables. As at January 31, 2022, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents, restricted funds and cash held in escrow are held with three Canadian commercial banks that hold Dun & Bradstreet credit ratings of AA (July 31, 2021 – AA) and an American commercial bank with a credit rating of A-. Certain restricted funds in the amount of $29,996 are managed by an insurer and are held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating; however the utilized custodian is Citibank which holds a credit rating of A+.

The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss at January 31, 2022 is $221 (July 31, 2021—$66).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at January 31, 2022 and amounted to $221,271 (July 31, 2021 – $522,908). During the six months ended January 31, 2022 the Company fully utilized the July 31, 2021 cash held in escrow balance to partially fund the acquisition of Redecan (Note 14).

The following table summarizes the Company’s aging of trade receivables as at January 31, 2022 and July 31, 2021:

	January 31, 2022	July 31, 2021
	$	$
0–30 days	21,648	22,971
31–60 days	17,508	12,390
61–90 days	8,402	1,435
Over 90 days	1,737	625

Total	49,295	37,421

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the six months ended January 31, 2022, the Company’s recorded sales to the crown corporations; Société québécoise du cannabis (“SQDC”) the Ontario Cannabis Store (“OCS”) and the Alberta Gaming, Liquor and Cannabis agency (“AGLC”) representing 29%, 19% and 14%, respectively (January 31, 2021 – SQDC, OCS and AGLC representing 47%, 18% and 18%, respectively) of total applicable periods gross cannabis sales.

The Company holds trade receivables from the crown corporations SQDC, OCS and the AGLC representing 9%, 43% and 23%, respectively, of total trade receivables, respectively as at January 31, 2022 (July 31, 2021 – the three crown corporations SQDC, OCS and AGLC representing 13%, 29% and 13% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (See Note 2 – Going Concern). The Company manages liquidity risk by reviewing on an ongoing basis, its capital requirements. As at January 31, 2022, the Company has $37,726 (July 31, 2021 – $67,462) of cash and cash equivalents and $49,295 (July 31, 2021 – $37,421) in trade receivables. The Company has current liabilities of $429,026 (July 31, 2021 – $503,638) on the statement of financial position. As well, the Company has remaining contractual commitments of $11,497 due before July 31, 2022.

The Company has restricted funds to satisfy debt of $50,172, presented in current liabilities (Note 5). The maturity analysis of undiscounted cash flows for lease obligation and convertible debentures is disclosed in Note 19 and Note 17, respectively.

Current financial liabilities include the Company’s obligation on the senior secured convertible note. The Company is in breach of a financial covenant at January 31, 2022 and is in default on the note (Note 18). On March 13, 2022, HTI agreed to an irrevocable waiver of action for the default event until the earlier of May 17, 2022 or completion of the Transaction described in Note 37. Management expects to settle a significant portion of this liability in equity. However, if the Company is unable to meet the requirements Equity Condition Waiver (Note 18) the Holder may demand settlement in cash. The analysis of potential cash outflow to redeem the Note up to the earliest maturity date is given below. During the six months ended January 31, 2022 the Company settled all the optional redemption payments in equity, with the exception of a cash payment made using the net proceeds on the sale of the Company’s interest in BCI (Note 10) and subsequent to the period, the Company’s settled February and March 2022 optional redemptions payments were done so in equity. The Company has also received a cash settlement waiver for the May 2023 optional redemption.

The following table provides an analysis of undiscounted contractual maturities for financial liabilities.

Fiscal year	2022 (six months remaining)	2023	2024	2025	Thereafter	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	59,231	—	—	—	—	59,231
Excise taxes payable	4,497	—	—	—	—	4,497
Senior notes payable	51,875	—	—	—	—	51,875
Convertible debentures	1,614	41,273	—	—	—	42,887
Undiscounted future lease payments	2,960	6,040	6,040	5,592	56,631	77,263

	120,177	47,313	6,040	5,592	56,631	235,753
Senior secured convertible note[1]	329,492	—	—	—	—	329,492

Total	449,669	47,313	6,040	5,592	56,631	565,245

[1]

The senior secured convertible note has been valued using the January 31, 2022 US/CAD foreign exchange rate. The Company’s ability to settle the note in equity or cash is dependent upon meeting certain conditions as stated in Note 18.

Foreign Currency Risk

On January 31, 2022, the Company holds certain financial assets and liabilities denominated in United States Dollars which consist of cash and cash equivalents, restricted funds, the senior secured convertible note and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at January 31, 2022, approximately $120,624 (US$94,838) (July 31, 2021 — $434,838 (US$348,931)) of the Company’s cash and cash equivalents was in US$. A 1% change in the foreign exchange rate would result in a change of $1,206 to the unrealized gain or loss on foreign exchange or on the gain or loss on financial instrument revaluation of US$ denominated warrants.

The Company’s Senior secured convertible note is denominated in US$. The Company plans to settle the majority of this debt in equity. However, if the Company is unable to meet the equity settlement condition or secure cash settlement waivers, the settlement may entail cash outflow. The sensitivity of the Senior secured convertible note due to foreign currency risk is disclosed in Note 18.

26. Operating Expenses by Nature

The following table disaggregates the selling, general and administrative expenses as presented on the Statement of Loss and Comprehensive Loss into specified classifications based upon their nature:

	For the three months ended		For the six months ended
	January 31, 2022	January 31, 2021	January 31, 2022	January 31, 2021
	$	$	$	$
Salaries and benefits	9,487	5,805	19,633	10,316
Professional fees	4,754	3,019	10,389	5,500
General and administrative	6,379	2,535	12,540	6,600
Consulting	1,930	940	2,474	1,799

Total	22,550	12,299	45,036	24,215

The following table summarizes the total payroll related wages and benefits by nature in the period:

	For the three months ended		For the six months ended
	January 31, 2022	January 31, 2021	January 31, 2022	January 31, 2021
	$	$	$	$
General and administrative related wages and benefits	9,487	5,805	19,633	10,316
Marketing and promotion related wages and benefits	2,064	1,330	4,034	2,504
Research and development related wages and benefits	1,086	753	1,597	1,814

Total operating expense related wages and benefits	12,637	7,888	25,264	14,634
Wages and benefits capitalized to inventory	7,442	4,060	15,923	8,330

Total wages and benefits	20,079	11,948	41,187	22,964

27. Other Income and Losses

	For the three months ended		For the six months ended
	January 31, 2022	January 31, 2021	January 31, 2022	January 31, 2021
	$	$	$	$
Interest and financing expenses	(5,251)	(2,768)	(10,555)	(5,071)
Interest income	193	296	967	708

Interest income (expense), net	(5,058)	(2,472)	(9,588)	(4,363)

Revaluation gain of warrant liabilities	11,866	(9,937)	39,334	(9,205)
Share of loss from investment in associates and joint ventures	(2,669)	(2,584)	(4,818)	(3,658)
Fair value loss on senior secured convertible note	(76,666)	—	(64,995)	—
Gain on sale of interest in BCI (Note 10)	9,127	—	9,127	—
Gain/(Loss) on investments	(297)	1,248	(576)	662
Foreign exchange gain/(loss)	(4,582)	(1,862)	920	(2,322)
Other income	2,031	1,685	2,031	3,333

Non-operating income (expense), net	(61,190)	(11,450)	(18,977)	(11,190)

28. Related Party Disclosure

Compensation of Key Management

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

Compensation provided to key management during the period was as follows:

	For the three months ended		For the six months ended
	January 31, 2022	January 31, 2021	January 31, 2022	January 31, 2021
	$	$	$	$
Salary and/or consulting fees	635	533	1,490	1,301
Termination benefits	3,642	483	5,280	1,008
Bonus compensation	380	263	2,393	527
Stock-based compensation	1,595	2,309	3,100	4,255

Total	6,252	3,588	12,263	7,091

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Related Parties and Transactions

Belleville Complex Inc.

The Company held a 25% interest in Belleville Complex Inc. (“BCI”) with the related party Olegna Holdings Inc. (“Olegna”), a company owned and controlled by a director of the Company, holding the remaining 75% in BCI. BCI purchased a configured 2,004,000 sq. ft. facility through a $20,279 loan issued and repaid during the year ended July 31, 2019. On January 18, 2022, the Company sold its 25% interest in BCI to the related party partner Olegna for net proceeds of $10,111 which were immediately used to partially repay the February 2022 optional redemption. The Company remains the anchor tenant of the BCI owned property until 2033. The Company has also subleased a portion of the space to Truss LP (Note 7).

Initial consideration for the 25% interest on the joint venture was deemed $nil, the carrying value of BCI at disposal was $984 and therefore as a result of the above transaction the Company recognized a gain on sale of $9,127, recognized in other income and losses.

Under this lease arrangement, the Company incurred $1,327 and $2,588 in lease and operating expenses during the three and six months ended January 31, 2022 (January 31, 2021—$1,085 and $2,160). This lease liability is recognized on the Company’s balance sheet under IFRS 16 (Note 19).

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 10).

The Company subleases a section of its Belleville lease to Truss LP. This sublease is recognized as a finance lease receivable on the Company’s balance sheet (Note 7).

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produced, and packaged cannabis infused beverages in the Cannabis Infused Beverage (“CIB”) Facility (located at the Belleville facility) and in the Gatineau Facility. The Company continues to market and sell beverages for the adult-use markets in Canada, in each case subject to the terms of its regulatory approvals and applicable laws. On October 1, 2021, Truss LP received a cannabis manufacturing and processing license under the Cannabis Act (Canada) and commenced manufacturing by producing CIBs within the Belleville facility. Under a new arrangement and until Truss LP receives its cannabis selling license, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. Truss LP has applied for a Cannabis selling license but this has not been granted as at January 31, 2022.

During the three and six months ended January 31, 2022, the Company purchased $nil and $912 (January 31, 2021 – $884 and $5,173) of raw materials from Truss LP under the previous TSSA arrangement and $3,867 and $5,137 (January 31, 2021 – $nil and $nil) of manufactured products under the new arrangement in the three and six months ended.

29. Capital Management

The Company’s objectives when managing capital are to (1) safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and (2) maintain an optimal capital structure to reduce the cost of capital.

Management defines capital as the Company’s shareholders’ equity and debt. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements other than the covenants related to the Company’s debt instruments as set out in Notes 17 and 18.

As at January 31, 2022, total managed capital was $465,874 (July 31, 2021 – $732,265).

30. Commitments and Contingencies

COMMITMENTS

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five fiscal years and thereafter are as follows:

$
July 31, 2022 – six months remaining	11,497
July 31, 2023	39,299
July 31, 2024	3,654
July 31, 2025	2,594
July 31, 2026	5,947
Thereafter	13,472

76,463

See Note 19 for recognized contractual commitments regarding the Company’s lease obligations under IFRS 16.

LETTERS OF CREDIT

The Company holds a five-year letter of credit with a Canadian financial institution to provide a maximum of $250 that amortizes $50 annually until its expiry on July 14, 2024. As at January 31, 2022, the remaining balance of the letter of credit is $200, was not drawn upon and is secured by cash held in collateral (Note 5).

On August 1, 2020, the Company reissued a pre-existing letter of credit with a Canadian financial institution under an agreement with a public utility provider entitling the utility provider to a maximum of $2,581, subject to certain operational requirements. The letter of credit has a one-year expiry from the date of issuance with an auto renewal feature. On January 1, 2021, the letter of credit was reduced to $2,352 by way of amendment. The letter of credit has not been drawn upon as at January 31, 2022. The letter of credit is secured by cash held in collateral (Note 5).

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated. While the following matters are ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims.

As of January 31, 2022, the Company and its former Chief Executive Officer are defendants in a putative class-action lawsuit pending in the Québec Superior Court brought on behalf of certain purchasers of shares of the Company and filed on November 19, 2019. The lawsuit asserts causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO’s prospectus, public documents and public oral statements between April 11, 2018 and November 15, 2019. The allegations relate to: (1) statements made by the Company regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by the Company regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by the Company about the net revenues in Q4 2019 and fiscal year 2020; and (4) the certifications by Sebastien St-Louis and the underwriters of the Company. The plaintiffs seek to represent a class comprised of Québec residents who acquired the Company’s securities either in an Offering (primary market) or on the secondary market during such period and seek compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified and no accrual has been made as at January 31, 2022 (July 31, 2021 - $nil).

As of January 31, 2022, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens’ Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products’ labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

On June 1, 2021, by way of the business acquisition of Zenabis, the Company assumed senior notes payable and the following litigation with the associated lender of the notes (Note 20). Upon closing the acquisition of Zenabis, the Company was in default under the debenture due to the failure to obtain the lender’s consent for a change of control. On February 19, 2021, Zenabis filed a petition in the Supreme Court of British Columbia for a determination of the amount required to repay and terminate the debenture and to obtain discharges of the debenture and related security. The lender took the position that the amount to discharge the debenture and related securities was approximately $72,000. The Company believes the amount is approximately $53,000, which has been provided for in the consolidated financial statements. Under the senior secured convertible note agreement (Note 18), the Company has restricted funds to satisfy this liability (Note 5). The difference largely relates to whether a prepayment fee and default fees are payable under the debenture and to the amount to buyout and discharge of a revenue-based royalty liability. The petition was heard on March 29, March 30, March 31, April 1, April 15 and May 14, 2021. On December 17, 2021, the Supreme Court of British Columbia rendered judgment in the petition proceedings commenced by Zenabis on February 19, 2021, against Sundial Growers Inc. and 2657408 Ontario Inc. The Court concluded that the proceedings have not been determinative of the issues raised by the parties since those issues are not suitable for disposition by petition, and that while the petition hearing may have clarified some of those issues, those issued have yet to be tried and the merits of these issues have yet to be determined. As a result the debt remains outstanding and in default at January 31, 2022.

ONEROUS CONTRACT

During the year ended July 31, 2020, the Company recognized a $4,763 onerous contract provision related to a fixed price supply agreement for the supply of certain cannabis products. The supply agreement is currently the subject of legal proceedings. The costs and purchase obligations under the contract exceed the economic benefits expected to be received. The related loss was realized in operating expenses in the year ended July 31, 2020. The onerous contract liability remains as at January 31, 2022 and July 31, 2021.

31. Fair Value of Financial Instruments

The fair values of the financial instruments as at January 31, 2022 are summarized in the following table:

	Amortized cost		FVTPL		Total
Assets	$		$		$
Cash and cash equivalents		37,726		—		37,726
Restricted funds		134,250		—		134,250
Long – term investments		—		645		645

Liabilities	$		$		$
Warrant liability		—		5,654		5,654
Convertible debt		35,576		—		35,576
Senior secured convertible note – current		—		267,452		267,452
Loans and borrowings – current		50,172		—		50,172
Other long-term liabilities[1]		—		1,076		1,076

[1]	Financial liability designated as FVTPL.

The fair values of the financial instruments as at July 31, 2021 are summarized in the following table:

	Amortized cost		FVTPL		Total
Assets	$		$		$
Cash and cash equivalents		67,462		—		67,462
Restricted funds		132,246		—		132,246
Long – term investments		—		2,492		2,492

Liabilities	$		$		$
Warrant liability		—		5,733		5,733
Convertible debt- current		3,406		—		3,406
Convertible debt		33,089		—		33,089
Senior secured convertible note – current		—		367,699		367,699
Loans and borrowings – current		50,159		—		50,159
Other long-term liabilities[1]		—		520		520

[1]	Financial liability designated as FVTPL.

The carrying values of cash and cash equivalents, accounts payable, trade receivable and restricted funds approximate their fair values due to their relatively short periods to maturity. No transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments during the three months ended January 31, 2022 or the year ended July 31, 2021.

32. Non-Controlling Interest

The change in non-controlling interests is as follows.

	For the six months January 31, 2022	For the year end July 31, 2021
Balance, beginning of period	$1,987	$3,379
Non-controlling interest acquired on business combination	—	(1,340)
Partnership contributions	1,890	81
Share of comprehensive loss for the period	(5,696)	(133)

Balance, end of period	$(1,819)	$1,987

Keystone Isolation Technology Inc

The Company holds a 60% interest in Keystone Isolation Technology Inc. (“KIT”) which was intended to principally operate out of Belleville Facility, and the remaining 40% represents the non-controlling interest held by Chroma Global Technologies Ltd. Management has halted KIT operations indefinitely and as such all KIT assets have been impaired (Note 11). KIT had no revenues or other expenses during the three or the six months ended January 31, 2022 or the year ended July 31, 2021.

ZenPharm Limited

The Company holds a 60% interest in ZenPharm Limited (“ZenPharm”) obtained through the acquisition of Zenabis on June 1, 2021. ZenPharm was formed to service the European medical cannabis market.

33. Revenue from Sale of Goods

The Company disaggregated its revenues from the sale of goods between sales of cannabis beverages (“Cannabis beverage sales”) and dried flower, vapes, and other cannabis products (“Cannabis sales excluding beverages”). The Company’s cannabis beverage sales are derived from the CIB division, which was established in order to manufacture, produce and sell cannabis beverage products. The CIB division operated under the Company’s cannabis manufacturing licensing, in compliance with Health Canada and the Cannabis Act’s regulations until Truss LP received its cannabis manufacturing license on October 1, 2021 (Note 28). The Company acts as a principal in the sale of CIBs to customers and therefore, continues to present revenue from CIB on a gross basis. The Company expects to continue to recognize CIB revenue on a gross basis at least until Truss LP receives its cannabis selling license.

For the three months ended	January 31, 2022			January 31, 2021
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	55,195	3,867	59,062	39,417	3,648	43,065
Medical	981	—	981	504	—	504
Wholesale	3,740	—	3,740	109	—	109
International	8,231	—	8,231	2,000	—	2,000

Total revenue from sale of goods	68,147	3,867	72,014	42,030	3,648	45,678

For the six months ended	January 31, 2022			January 31, 2021
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	110,400	7,198	117,598	75,314	6,950	82,264
Medical	1,790	—	1,790	1,078	—	1,078
Wholesale	7,851	—	7,851	510	—	510
International	14,272	—	14,272	3,125	—	3,125

Total revenue from sale of goods	134,313	7,198	141,511	80,027	6,950	86,977

During the three and six months ended January 31, 2022 the Company incurred $1,151 and $3,618, respectively (January 31, 2021 - $752 and $1,538) of net sales provisions and price concessions.

34. Segmented Information

The Company operates under one material operating segment. Substantially all property, plant and equipment and intangible assets are located in Canada.

35. Operating Cash Flow

The following items comprise the Company’s operating cash flow activity for the periods herein.

For the six months ended	January 31, 2022	January 31, 2021
	$	$
Items not affecting cash
Depreciation of property, plant and equipment	3,196	2,757
Depreciation of property, plant and equipment in cost of sales	10,942	4,791
Amortization of intangible assets	15,053	672
Loss on senior secured convertible note	64,996	—
Unrealized gain on changes in fair value of biological assets	(29,526)	(24,753)
Unrealized fair value adjustment on investments	1,847	(662)
Amortization of deferred financing costs	—	127
Interest and other income	7,605	5,226
Accretion of convertible debenture	2,451	—
Noncash transaction fees	1,681	—
License depreciation and prepaid royalty expenses	—	118
Write-off of inventory and biological assets	5,556	374
Write down of inventory to net realizable value	50,134	(1,543)
Realized fair value amounts on inventory sold	22,726	11,193
Share of loss from investment in associate and joint ventures	4,818	3,658
Share-based compensation	8,052	7,969
Revaluation of financial instruments (gain)/loss	(39,334)	9,204
Impairment losses	669,076	865
Gain on sale of BCI	(9,053)	—
Loss on long lived assets and disposal of property, plant and equipment	—	1,358
(Gain) loss on exit of lease	(453)	(419)
Foreign exchange gain	6,609	—

Total items not affecting cash	796,376	20,935

Changes in non-cash operating working capital items
Trade receivables	(816)	(11,342)
Commodity taxes recoverable and other receivables	4,297	1,414
Prepaid expenses	2,853	(8,080)
Lease Receivable	27	—
Inventory	(35,778)	(19,144)
Biological assets	29,836	21,349
Accounts payable and accrued liabilities	(26,755)	2,888
Excise taxes payable	(3,774)	2,716
Income tax recoverable	(4,482)	—

Total non-cash operating working capital	(34,592)	(10,199)

Additional supplementary cash flow information is as follows:

For the six months ended	January 31, 2022	January 31, 2021
	$	$
Property, plant and equipment expenditure in accounts payable	961	1,733
Capital contributions in accounts payable (Note 10)	8,035	—
Right-of-use asset additions	1,993	—
Capitalized borrowing costs	—	896
Interest paid	5,254	2,193

36. Income Taxes

The Company’s effective income tax rate was 3.17% for the six months ended January 31, 2022 (January 31, 2021 —  nil%). The effective tax rate is different than the statutory rate primarily due to the non-recognition of deferred tax assets.

37. Subsequent Events

Sale of Amended Senior Secured Convertible Notes to Tilray Brands & $180 million Equity Backstop Financing

On March 2, 2022, the HEXO Corp. board of directors approved a proposed strategic partnership agreement with Tilray Brands, in which they will acquire US$211 million of senior secured convertible notes (the “Senior Notes”) that were originally issued by HEXO (the “Transaction”) to HT Investments MA LLC (“HTI”) (Note 18).

Under the terms of the transaction, Tilray Brands has agreed to acquire 100% of the remaining US$211.3 million outstanding principal balance of the Senior Notes.

As consideration Tilray Brands will pay HTI 95% of the then outstanding principal for the Senior Notes (“Purchase Price”). Until closing, HTI may continue to redeem the Senior Notes pursuant to their terms, however in no event shall the principal of the purchased Notes be less than US$182 million prior to the closing of the proposed Transaction. In addition HEXO will also deliver to HTI HEXO common shares equal to 12% of the Outstanding Principal divided by 95% of the most recent closing stock price of HEXO common shares on the day prior to the announcement of the Transaction, as a fee for the amendment of the Notes required pursuant to proposed Transaction.

In addition to the restructured debt, HEXO has entered into an agreement with KAOS pursuant to which HEXO, KAOS and such other parties that may be added to the standby commitment (collectively, the “Standby Parties”) are expected to negotiate a standby equity purchase agreement (the “Standby Agreement”). It is expected that the Standby Agreement will permit HEXO to demand the Standby Parties to subscribe for an aggregate of $5 million of Common Shares per month over a period of 36 months. The Common Shares are expected to be issued at a 10% discount to the 20 day volume weighted average price of HEXO’s shares on the Toronto Stock Exchange at the time the demand is made. The maximum standby commitment is expected to be $180 million over the term of the Standby Agreement (the “Standby Commitment”). A 5% standby commitment fee payable in Common Shares will be due upon the execution of the Standby Agreement. The proceeds from the Standby Commitment are expected to be used to fund interest payments under the Notes and general corporate purposes.

The proposed transaction is subject to a number of conditions, including (i) completion of all required amendments to the terms of the Notes; (ii) execution of definitive documentation relating to the Notes; (iii) receipt of approvals from the Toronto Stock Exchange and the Nasdaq Stock Market LLC, satisfactory to both HEXO and Tilray Brands, as applicable; (iv) Tilray Brands’ satisfactory completion of confirmatory financial due diligence; (v) receipt of all consents and approvals required by any regulatory authorities; (vi) final approval of the boards of directors of each of HEXO and Tilray Brands; (vii) receipt of shareholder approval from the HEXO shareholders; (viii) no material adverse effect having occurred in respect of HEXO; and (ix) receipt of all necessary approvals relating to the C$180 million committed equity line provided by KAOS.